SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) is furnishing under the cover of Form 6-K:

Exhibit 99.1 – Press Release dated September 12, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: September 12, 2008

411 Yeongdong-daero, Gangnam-gu, Seoul, Korea, #135-791, Tel : 82-2-3456-4266 Fax : 82-2-556-3694

Press Release

SEOUL, Korea — September 12, 2008 — Korea Electric Power Corporation (NYSE: KEP) (“KEPCO”) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2007 with the U.S. Securities and Exchange Commission on June 30, 2008. KEPCO will provide its shareholders with a hard copy of KEPCO’s complete audited financial statements free of charge upon request made by completing a request form available at http://www.kepco.co.kr/eng/ir/contact/ir_inquiries.html. KEPCO’s website is www.kepco.co.kr.

About KEPCO

Korea Electric Power Corporation (“KEPCO”) is a government-invested, integrated electric utility company in Korea. KEPCO is the only company engaged in power transmission and distribution in Korea. In addition, KEPCO generates approximately 94.3% of total electricity produced in Korea through its wholly-owned six generation subsidiaries (“GENCOs”). KEPCO spun off its generation sector and established six GENCOs in 2001 in accordance with the government’s restructuring plan in the power industry.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond KEPCO’s control, which may cause KEPCO’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in KEPCO’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. KEPCO does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

This press release is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any securities or as a confirmation of any transaction. All market prices, data and other information are not warranted as to completeness or accuracy and are subject to change without notice.

For further information, contact

Korea Electric Power Corporation

Finance Team

Seung Bum Kim, +82-2-3456-4264

sbkim96@kepco.co.kr